Exhibit 99.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

     In connection with the report of Claxson Interactive Group Inc. (the “Company”) on Form 6-K as furnished to the Securities and Exchange Commission on the date hereof (the “Report”), I, José Antonio Ituarte, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Dated: May 21, 2004

By:	/s/ José Antonio Ituarte
	Name:	José Antonio Ituarte
	Title:	Chief Executive Officer